UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2025 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, today commented on its strategic position following recent announcements regarding potential U.S. trade policy changes affecting European imports. Pursuant to a 2021 report by AdvaMed, U.S. medical device spending totaled $199.1 billion in 2019, representing 5.2% of total national health expenditures worldwide, with European manufacturers maintaining a dominant position in critical care equipment including respiratory support devices. Against this backdrop, U.S. President Donald Trump recently announced potential tariffs on European Union imports, which, if instituted, may significantly impact the medical device sector. Given the significance of European companies in the field of respiratory and life support equipment manufacturing, and in light of the Registrant's ongoing U.S. deployment activities, the Registrant believes it is in a potentially unique position with a potential competitive advantage in an environment where European imports may face new trade barriers.

In that regard, the Registrant has established a foundation in the U.S. market through its previously announced strategic initiatives, including though its collaboration with U.S.-based Glo-Med Networks Inc., and through the establishment of a distribution facility in Florida. Pursuant to the 2021 AdvaMed report, medical device spending has consistently represented over 5% of total U.S. healthcare expenditures, and, pursuant data from the American Hospital Association, are estimated to constitute approximately 10.5% of an average hospital’s budget. In this context, the Registrant’s INSPIRA ART100 system, cleared by the U.S. Food & Drug Administration, supported by local U.S. infrastructure and distribution capabilities, could offer healthcare providers a stable and efficient supply chain for critical respiratory support technology, which in and of itself offers unique technological advantages over traditional devices.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and federal securities laws. For example, forward-looking statements are being used when the Registrant discusses the potential of U.S. tariffs on the European Union, and whether such tariffs will impact the medical device sector, and the potential advantages the Registrant may have if such tariffs are ever instituted. These forward-looking statements and their implications are based on the current expectations of the management of the registrant only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Registrant undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the Registrant, reference is made to the Registrant’s reports filed from time to time with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: February 10, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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